Exhibit 99(d)(1)

ADVISORY FEE WAIVER

          ADVISORY FEE WAIVER (“Agreement”), effective as of May 1, 2008, by and between the Julius Baer Global Equity Fund, Inc., a Maryland corporation (the “Fund”) and Julius Baer Investment Management, LLC, a corporation organized under the laws of the State of Delaware (the “Adviser”).

WITNESSETH:

          WHEREAS, the Fund and the Adviser have entered into an Investment Advisory Agreement, effective May 1, 2006 as amended December 19, 2007 (the “Advisory Agreement”), pursuant to which the Adviser renders investment management services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

          WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to reduce the advisory fee for the Fund by 0.5 basis points.

          NOW, THEREFORE, the parties hereto agree as follows:

          1. Advisory Fee Waiver

          1.1. Waiver. The Advisory Fee rates charged the Fund by the Adviser under Advisory Agreement shall be reduced by 0.5 basis points during the term of this Agreement. The waiver shall be applied to the entire net asset value of the Fund.

          1.2. Reimbursement. The Adviser agrees to reimburse the Fund its pro rata portion of the $35,000 in interest and related expenses in connection with the monthly payment of Advisory Fees to the Adviser when the Advisory Agreement provided for quarterly payment of Advisory Fees.

          2. Termination of Agreement. This Agreement shall continue in effect until terminated by the Directors of the Fund.

          3. Miscellaneous.

          3.1. Notices. Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, (a) if to the Adviser, to Julius Baer Investment Management, LLC, 330 Madison Avenue, New York, NY 10017; and (b) if to the Fund, at the foregoing office of the Adviser.

          3.2. Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

          3.3. Interpretation. Nothing herein contained shall be deemed to require the Fund to take any action contrary to its Articles of Incorporation or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Directors of its responsibility for and control of the conduct of the affairs of the Fund.

          3.4. Definitions. Any question of interpretation of any term or provision of this Agreement including, but not limited to, the investment management fee, the computations of net asset values, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement, shall have the same meaning as and be resolved by reference to such Advisory Agreement.

          3.5. Amendment. This Agreement may be amended or modified only upon the written consent of the parties hereto.

          3.6. Governing Law. Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

GLOBAL EQUITY FUND, INC.

	By:	/s/ Gerard J. M. Vlak

	Name:	Dr. Gerard J.M. Vlak
	Title:	Chairman of the Board

JULIUS BAER INVESTMENT MANAGEMENT, LLC

	By:	/s/ Anthony Williams

	Name:	Anthony Williams
	Title:	President

Approved May 5, 2008